Exhibit 99.1

news release

For Immediate Release

Encana announces new organizational structure and Senior Management Team

Calgary, Alberta (October 1, 2013) TSX, NYSE: ECA

As part of its ongoing strategy development process, Encana announced today its new organizational structure and the members of its Senior Management Team who will report directly to President & CEO Doug Suttles.

“The new organizational structure aligns with the core competencies needed to get Encana back to winning. These include resource identification, operational excellence, market fundamentals, and capital allocation combined with balance sheet strength,” says Doug Suttles, Encana President & CEO. “We are at a point where we need to involve a much wider group of people to determine the next steps in our strategy development process, which is why I’ve named my Senior Management Team and the high level structure of the organization.”

The new organizational structure and management appointments expected to be effective by the end of 2013 are as follows:

Mike McAllister is appointed Executive Vice-President & Chief Operating Officer focused on driving the company’s operational performance.

David Hill is appointed Executive Vice-President, Exploration & Business Development focused on identifying and securing top tier resources for Encana.

Sherri Brillon continues as Executive Vice-President & Chief Financial Officer and her role will be focused on capital allocation and building financial strength and flexibility.

Renee Zemljak continues as Executive Vice-President, Midstream, Marketing & Fundamentals ensuring the fundamentals function is strongly linked to the company’s strategic direction.

Terry Hopwood continues as Executive Vice-President & General Counsel.

Ryder McRitchie continues in the role of Vice-President, Investor Relations & Communications and will report directly to the President & CEO.

The appointment of an Executive Vice-President, Corporate Services will be announced at a future date.

“This is a simpler organizational structure with clear accountabilities across the company that are directly tied to the areas we need to focus on to be successful,” adds Doug. “I’m looking forward to working with such a talented group of people that share a passion for the industry and excitement for Encana’s future.”

The following current senior management team members will be leaving the company as the transition is made to the new organizational structure:

Jeff Wojahn, Executive Vice-President & President of the USA Division is retiring after 23 years with Encana.

Eric Marsh, Executive Vice-President, Natural Gas Economy & Senior Vice-President, USA Division is leaving Encana after 13 years with the company.

Bill Stevenson, Executive Vice-President & Chief Accounting Officer is retiring from Encana after 21 years with the company.

Bob Grant, Executive Vice-President, Corporate Development, EH&S & Reserves is retiring from Encana after 28 years with the company.

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Bill Oliver, Executive Vice-President & Chief Corporate Officer is retiring from Encana after 31 years with the company.

“Each and every one of the senior leaders that are leaving has played a large role in the history of the company,” adds Doug. “On behalf of the Senior Management Team and Encana’s Board of Directors I thank them all for their contributions to Encana.”

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski
Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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